Free Writing Prospectus
Filed Pursuant to Rule 433
Dated November 17, 2020
Registration Statement Nos. 333-225949 and
333-225949-07

$1,315,290,000 Ford Credit Auto Owner Trust 2020-C

Active Joint-Lead : BofA (str), MIZ, SMBC

Passive Joint-Lead: BMO, CIBC

Co-mgrs: SIS, USB, Mischler, Castle Oak

CL	AMT ($MM)	WAL	MDYS/S&P	PWIN	E/F	L/F	BENCH	YIELD	PRICE	CPN
A1	204.970	0.22	P-1/A-1+	1-5	4/21	12/15/21	IntL - 4	0.17440	100.00000
A2	486.270	0.97	Aaa/AAA	5-19	6/22	9/15/23	EDSF + 3	0.252	99.99818	0.25
A3	423.780	2.31	Aaa/AAA	19-38	1/24	7/15/25	IntS +14	0.414	99.99161	0.41
A4	134.990	3.53	Aaa/AAA	38-45	8/24	8/15/26	IntS +18	0.517	99.97748	0.51
B	39.470	3.74	Aa1/AA+	45-45	8/24	8/15/26	IntS +45	0.800	99.96810	0.79
C	26.320	3.74	Aa2/AA	45-45	8/24	5/15/28	IntS +70	1.050	99.97177	1.04

BILL & DELIVER	:	BofA	BBG TICKER/SSAP	:	FORDO 2020-C / CAROC
EXPECTED RATINGS	:	Moody’s/S&P	REGISTRATION	:	SEC Registered
EXPECTED SETTLE	:	11/20/20	FIRST PAY DATE	:	12/15/20
DENOMS	:	$1k/$1k	EU RR	:	No
ERISA ELIGIBLE	:	YES

CUSIPS A1	:	34533YAA8
A2	:	34533YAB6
A3	:	34533YAD2
A4	:	34533YAE0
B	:	34533YAF7
C	:	34533YAG5

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to prospectus_request@bofa.com. The securities may not be suitable for all investors. BofA Securities, Inc. and its affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.